EXHIBIT 99.2

411 N. Sam Houston Parkway East, Suite 400, Houston, Texas 77060-3545, USA
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February 14, 2011

Apco Oil and Gas International Inc.
One Williams Center
P.O. Box 2400 (MD 35-8)
Tulsa, Oklahoma 74172

RE:     Reserve Audit of Acambuco as of December 31, 2010

Gentlemen:

As per your request, RPS has conducted the reserves Audit of the Acambuco area operated by Pan American Energy LLC (PAE) in the Republic of Argentina, in which APCO Argentina Inc. (APCO) has 1.5 % Working Interest in Macueta, San Pedrito, Macueta Sur, and San Pedro fields. The net PDP revenue interest in the San Pedrito field has been reduced due to the non-consent adjustment in well SP-1. The attached report presents the results of the hydrocarbon reserves evaluation effective December 31, 2010.

RPS has reviewed and validated Proved, Probable, and Possible hydrocarbon liquids and natural gas reserves for all five fields. In the preparation of this audit RPS had relied upon the information furnished by PAE, including reservoir and reserves data, production, development and operating costs, product prices, agreements relating to current and future operations, product sales, and other information/data provided by the operator, which was taken as presented. All questions and clarification requests made by RPS in respect to data provided during the evaluation were responded by PAE at the auditor's satisfaction.

San Pedrito lies south of Macueta on the same structural trend. It is being produced through four wells drilled more or less along the structural crest SP-1, SP-2, SP-3 and SP-4. Wells SP-1, SP-2 and SP-4 produce from the Huamampampa and lela formations, while SP-3 produced from the Santa Rosa formation for the first three years. Thereafter, the Huamampampa and Santa Rosa zones were produced commingled in this well. In April of 2010 a wellhead gas sample was analyzed and found to correspond to a mixture of 90% Huamampampa and 10% Santa Rosa gas.

A large compression plant with inlet suction of 60 kg/cm2 was put on stream in August 2009 to reduce the well back pressure. In late 2009 water broke through in well SP-4 and rapidly reduced the well's productive capacity. As a result proved reserves in this field have been substantially reduced in this field.

PAE has utilized a MATBAL dynamic model to estimate the original gas-in-place in this filed. Two tanks were used to simulate the Huamampampa reservoir: one for the SP-2 well, and a second tank for SP-1, SP-3 and SP-4 wells. A third tank was used to model the Santa Rosa reservoir producing through perforations in SP-3. The matched MATBAL model was combined with Petroleum Experts GAP software to forecast integrated field performance- modeling reservoir inflow, flow to surface in well tubing, and flow to the gas plants though flow line networks. The resulting PDP production profile is presented in the attached report,

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February 14, 2011

The Santa Rosa formation reserves are classified as Probable reserves and were estimated volumetrically. Based on PAE's plan, The Santa Rosa Reserves will be developed by a new well, which is expected to start production in 2014. Also the workover of SP-4 is expected to be completed in 2011.

Significant reserves reduction of the San Pedrito field has resulted from a severe water breakthrough in late 2009 in the well SP-4. In order to control further production decline a reduction in reserves, the operator has restricted the overall field pressure drawdown. This has contributed to less water production, curtailing productivity decline. Also, the operator is undertaking a close performance monitoring program.

A full field Eclipse model was constructed for evaluating the entire !tau - San Alberto - Macueta structure. Well performance was matched against the model for deriving well production forecast for each well operated by PAE. The table below summarizes the liquid hydrocarbon and natural gas reserves which have been certified for this area.

	Hydrocarbon Reserves Volumes Acambuco Area
	As of December 31, 2010

	Gross (100%) Field Volumes		Reserves Net to APCO Interest (1.5%)
	Liquids Mstb	Gas MMscf	Liquids Mstb	Gas MMscf
Proved
Developed	7,548	377,090	78	3,629
Undeveloped	8,718	420.31 5	131	6,204
TotalProved	16,266	797,405	209	9,833
Probable	19	---	---	---
Possible	516	80,341	8	1,186
Only for PDP Son Pedrito Field Net wi is 0.715%

Hydrocarbon liquids are crude oil, condensate and gasoline. The Condensate and Gasoline estimates, which are reported in stock tank barrels, are volumes captured during field separation and gas plant treating in the field. The natural gas volumes reported include gas sales and fuel gas. These volumes are reported in billion (109) cubic feet (BCF) at standard conditions of 14.7 psia and 60° Fahrenheit. Proved natural gas sales estimates are based on existing gas contracts, and on the reasonable expectation that such gas sales contracts, will be extended to the entire life of the concession.

The reserves audit procedure followed for the evaluation of hydrocarbon Proved, Probable and Possible reserves conform to the standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information" which was approved by the SPE Board in 2001 and revised as of February 19, 2007. Reserves categorization and determination methodology followed the "Petroleum Resources Management System" (PRMS) guidelines which were approved by SPE in 2007, updated in 2008 and having an effective date of December 31, 2010. RPS considers that the Proved hydrocarbon liquids and gas reserves estimates presented herein are reasonable.

February 14, 2011

Economic test runs were completed for individual reserves category for this area. Prevailing gas contract prices were used. This validation was based on annual average WTI price for 2010, as per SPE and SEC regulations, corrected for crude quality, royalty, provincial taxes and retention taxes. Also included in the runs were capital costs associated with the entire development programs planned by PAE for this area. The operating cost estimates were derived from historical data.

As indicated above, this study was based on data supplied by PAE. The supplied information was reviewed for reasonableness from a technical perspective. As is common in oil field situations, basic physical measurements taken over time cannot be verified independently in retrospect. As such, beyond the application of normal professional judgment, such data must be accepted as representative. While we are not aware of any falsification of records or data pertinent to the results of this study, RPS does not warrant the accuracy of the data and accepts no liability for any losses from actions based upon reliance on data, which is subsequently shown to be falsified or erroneous.

RPS personnel who prepared this report are degreed professionals with the appropriate qualifications and experience to complete the audit work. RPS and its staff do not claim expertise in accounting, legal and environmental matters, and opinions on such matters do not form part of this report.

This report has been prepared on a best efforts basis to address the requirement of the brief specified by PAE. The results and conclusions represent informed professional judgments based on the data available and time frame allowed to perform this work. No warranty is implied or expressed that actual results will conform to these estimates. RPS accepts no liability for actions or losses derived from reliance on this report or the data on which it was based.

Very truly yours,

RPS

Luis V. Bacigalupo
Senior Vice President
Ref: LVB/sd/L01121